UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

For the Annual Period Ended April 30, 2024

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10729

Rossland, British Columbia	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1938-C Columbia Avenue, Box 670, Rossland, British Columbia, Canada (Address of principal executive offices)	V0G 1Y0 (Zip Code)

(250) 362-7384

(Registrant’s telephone number, including area code)

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

FOR THE YEAR ENDED APRIL 30, 2024

PART II

INFORMATION TO BE INCLUDED IN REPORT

Forward-Looking Statements

The following information may contain certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements. See Item 2 - Recent Trends, Risks and Uncertainties and the Risk Factors included in our Form-1A.

ITEM 1. BUSINESS

Red Mountain Ventures Limited Partnership (the “Partnership”) was formed on May 14, 2004 under the laws of British Columbia. The Partnership and its subsidiaries are a vertically integrated organization that owns and operates Red Mountain Resort and its various departments including, food and beverage, retail, ski and snowboard equipment rental, ski school, guest services, lift operations, marketing, maintenance and accounting. We also own and operate property management and real estate operations, which include land development and real estate sales.

Located at the tip of the Monashee Mountain range in central British Columbia, Red Mountain Resort is one of the last pristine and underdeveloped big-mountain ski resorts in North America. The mountain is a skier’s paradise and beloved by a loyal following of outdoor enthusiasts. Red Mountain Resort has 3,000 vertical feet of skiing on five mountains, and a unique topography allowing 360 degree descents from Red, Granite and Grey peaks.

In addition to ski resort operations, Red Mountain Resort has and continues to develop activities for the other three seasons of the year and has extended the Red Mountain Resort brand to four-season activities.  The Crescent, a 102-unit condominium located at the base of Red Mountain Resort opened in December 2024. In addition, RMR co-developed Nowhere Special Hostel, an 84-pillow hostel which opened in December 2018.  In 2021, RMR developed and opened the Constella cabins and clubhouse, an on-mountain, seasonal (winter only) facility at the Resort offering overnight accommodation in six cabins and limited food & beverage service in the clubhouse.

Our Subsidiaries

We conducted our operations through the following subsidiaries, as of April 30, 2024. See Item 6 – OTHER INFORMATION – Project Snow Transaction - for a description of significant changes to the ownership of various subsidiaries following the 2024 Annual Period (Project Snow Transactions).

☐	RMR Acquisition Corp. RMR Acquisition Corp. (“RMR”), formerly, our wholly owned subsidiary, owns the developable real estate around the base area of Red Mountain Resort.

☐	Red Resort Limited Partnership. Red Resort Limited Partnership ("RRLP"), is a wholly owned subsidiary of RMR and operates Red Mountain Resort. RRLP owns the assets related to our ski operations (buildings, lifts and associated equipment) and Constella cabins and clubhouse.

☐	Leroi Acquisition Corp. Leroi Acquisition Corp. (“Leroi”) is a wholly owned subsidiary and operates a retail store and ski and snowboard equipment rental operations.

☐	Red Property Management Ltd. Red Property Management Ltd. (“RPML”), formerly a wholly owned subsidiary of RMR and provides reservations and property management services for privately owned condominiums at the base of Red Mountain Resort and Nowhere Special Hostel.

☐	That Seventies Project Limited Partnership / That Seventies Project Development Ltd.: That Seventies Project Limited Partnership beneficially owns property near the base of Red Mountain Resort, through its wholly-owned subsidiary, That Seventies Project Development Ltd. RMR owns an approximately 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest. The development is known as the Caldera development, and That Seventies Project Limited Partnership has developed and sold a number of building lots over the past several years and plans to develop and sell more lots in future.

☐	Red Mountain Hostel Holdings (CBT) Ltd.: RMR owns 17.62% of Red Mountain Hostel Holdings (CBT) Ltd., which built and owns the Nowhere Special Hostel in the base area of Red Mountain Resort.

☐	1159973 BC Ltd.: 1159973 BC Ltd., is wholly owned by RMR, and operates Nowhere Special Hostel.

☐	Hannah Creek Limited Partnership: Hannah Creek Limited Partnership (“Hannah Creek”) owns certain real property in Rossland, British Columbia, which has a 102-unit condominium located at the base of Red Mountain Resort. As of the date of this report RMR owned a 29.56% interest in this partnership and third-party investors owned the remaining interest.

☐	Red Development Co. Ltd.: Red Development Co. Ltd. (“RDCL”), a wholly-owned subsidiary of RMR, acts as general partner to Hannah Creek. In addition, it provides research and investigative services to assist with feasibility analyses of potential future projects at RED Mountain.

There have been significant changes to our corporate structure since the end of the 2024 Annual Period. See Item 6 – OTHER INFORMATION – Project Snow Transaction.

Management

Our General Partner, Red Mountain Ventures G.P. Ltd., was incorporated on September 19, 2003, under the laws of British Columbia to act as general partner to Red Mountain Ventures Limited Partnership. Information about the officers and directors of our General Partner can be found in Item 3.

Employees

During ski season (mid-December through early April) we have approximately 35 full-time and 310 part-time employees. During the off season (mid-April through mid-December), we have approximately 40 full-time employees.

Environmental Laws and Regulation

We are subject to a variety of Canadian federal, provincial and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites, climate change and protection of natural resources. Certain kinds of future expansions of our facilities would require us to carry out environmental assessments and apply for government approvals which may require prior consultations with First Nations (Canadian aboriginal organizations) to be carried out. Such proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project. Our facilities are also subject to risks associated with mold and other indoor building contaminants. From time to time, our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements as well as to land use criteria and potential remediation obligations applicable to the presence of regulated substances. Management believes that our operations are in compliance with applicable environmental, health and safety requirements in all material respects. However, efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials.

Competition

We operate in a competitive industry. We compete with mountain resort areas in the United States, Canada and Europe for destination visitors and with several ski areas in the region. New mountain resorts that may be developed in the region around Red Mountain Resort may lead to increased regional competition. We also compete with other worldwide recreation resorts, including warm-weather resorts, for vacation guests outside the traditional ski season.

Our major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and certain ski areas in the Canadian Rockies and British Columbia. Our competitive position is dependent upon many diverse factors such as our proximity to population centers, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the resort. In addition, there is a move towards consolidation of ski resorts in the US and Canadian ski industries, which may provide competitors with cost efficiencies that enable them to reduce prices and attract visitors away from independent ski resorts such as Red Mountain Resort.

Intellectual Property

We have Canadian trademarks on certain of our designs and logos. Our trademarks and trade names are an important component of our business and our continued success depends in part upon our continued ability to use these trademarks to increase brand awareness and further develop the Red Mountain Resort brand in both domestic and international markets.

Litigation

As of April 30, 2024, the Company was not a party to any litigation.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RMVLP was formed on May 14, 2004 under the laws of British Columbia. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included in Item 7 of this Report.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which may differ from US Generally Accepted Accounting Principles. Unless otherwise stated herein, any dollar figures referenced herein refer to US dollars.

Overview

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rentals, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of Red Mountain Resort.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 45% and 61% of total revenues for the twelve-month periods ended April 30, 2024 and 2023, respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most season pass products are sold before the start of the ski season.

Recent Trends, Risks and Uncertainties

Together with the risk factors included in our Form 1-A, we have identified the following important factors (as well as risks and uncertainties associated with such factors) that could impact our future financial performance or condition:

•	The North American economy may be impacted by economic challenges, declining or slowing growth in economies outside North America, accompanied by devaluation of currencies, rising inflation, trade tariffs and lower commodity prices, which could have a material adverse effect on us and our performance, financial condition, results of operations and cash flows.

•	We and our subsidiaries have a significant amount of both secured and unsecured debt. Our debt obligations aggregate approximately CAD $9.2 million and USD $2 million, bearing interest at rates ranging from approximately 5.9% to 9% per annum, with maturity dates ranging from December 31, 2026 to perpetual (with certain obligations repayable from project proceeds). Our ability to make scheduled payments on, or to refinance, our debt and other payment obligations, and to fund our planned capital expenditures and other ongoing liquidity needs, depends on our future performance, which may be affected by financial, business, economic, and other factors beyond our control. There can be no assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on all of our outstanding debt or to comply with any applicable financial covenants. If our cash flows and capital resources are insufficient to fund our debt service or other payment obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. Any refinancing of our debt, if available on acceptable terms or at all, could be at higher interest rates and may require us to comply with additional restrictive covenants, which could further limit our operational flexibility. We cannot guarantee that we will be able to refinance our existing indebtedness on favorable terms, or at all, and our failure to do so could have a material adverse effect on our business, financial condition, and results of operations. Also, a default on certain credit facilities and loans secured by real property could result in the foreclosure on such real property.

Results of Operations

The following discussion of our financial condition and results of operations for the twelve-month period ended April 30, 2024 (the “2024 Annual Period”), and the twelve-month period ended April 30, 2023 (the “2023 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in Item 7 of this Report. The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor and utilities. As such, profit margins can fluctuate based on the level of revenues.

During the 2024 Annual Period, we experienced an approximately 8% increase in operating revenue, primarily as a result of real estate sales revenue, while our operating expenses increased by approximately 6%, which impacted our profit margins.

Revenues

The following summarizes the components of our overall revenue for the 2024 Annual Period compared to the 2023 Annual Period.

	Year Ended April 30, 2024	Year Ended April 30, 2023	$ Change	% Change
Lift revenue	$5,027,343	$6,331,335	(1,303,992)	-21%
Retail and rental	838,556	1,066,372	(227,816)	-21%
Property management	713,194	834,056	(120,862)	-14%
Food and beverage	1,138,484	1,344,703	(206,219)	-15%
Real estate sales	2,197,106	-	2,197,106
Other revenue	1,280,264	795,511	484,753	61%
Total operating revenue	11,194,947	10,371,977	822,970	8%

Our overall revenue for the 2024 Annual Period, was $11,194,947, compared to $10,371,977 for the 2023 Annual Period, representing an 8% increase. As a result of decreased visitor traffic, our lift revenue, retail and rental revenue and food and beverage revenue decreased during the 2024 Annual Period. The increase in overall revenue was primarily driven by real estate sales revenue of $2,197,106 for the 2024 Annual Period, which had no comparable revenue in the 2023 Annual Period.

Cost of Goods Sold

Cost of goods sold for the 2024 Annual Period was $1,304,367, compared to $914,348 for the 2023 Annual Period. The increase in cost of goods sold during the 2024 Annual Period is primarily a result of development costs related to real estate sold during the 2024 Annual Period.

Gross Profit

Gross profit was $9,890,580, for the 2024 Annual Period, compared to $9,457,629, for the 2023 Annual Period. The modest increase in gross profit is primarily the result of real estate sales revenue recognized during the 2024 Annual Period.

Operating Expenses

	Year Ended	Year Ended
	April 30, 2024	April 30, 2023	$ Change	% Change
Operating expenses			-
Wages and benefits	5,589,907	4,609,767	980,140	21%
Repairs and maintenance	777,721	996,772	(219,051)	-22%
Depreciation and amortization	787,451	778,935	8,516	1%
Selling and marketing	458,570	248,756	209,814	84%
Equipment rental and leases	385,232	339,603	45,629	13%
Property taxes	133,534	109,964	23,570	21%
General and administration	2,161,017	2,652,695	(491,678)	-19%
Total operating expenses	10,293,432	9,736,492	556,940	6%

Our overall operating expenses for the 2024 Annual Period, were $10,293,432, compared to $9,736,492, for the 2023 Annual Period, an increase of 6%. The increase is primarily attributable to higher wages and benefits, driven by expanded staffing requirements, partially offset by decreases in repairs and maintenance and general and administrative expenses.

Loss from Operations

Loss from operations for the 2024 Annual Period, was $402,852, compared to a loss of $278,863, for the 2023 Annual Period. The increase is primarily a result of increased wage expenses and selling and marketing costs, partially offset by higher revenues.

Other Income (Expense)

Interest expense for the 2024 Annual Period, was $806,926 compared to $471,506, for the 2023 Annual Period. The significant increase in interest expense is primarily the result of a CAD$29,101,000 construction loan from Kootenay Savings Credit Union, in connection with the construction of the Crescent of which CAD$14,673,320 was outstanding as of April 30, 2024. See Item 6 - OTHER INFORMATION – Debt Transactions – for a description of the satisfaction of this loan.

Net Income (Loss)

Net loss for the 2024 Annual Period, was $1,209,778, compared to net loss of $750,369 for the 2023 Annual Period.

Total comprehensive net loss after foreign currency translation adjustment for the 2024 Annual Period, was $503,470, compared to $1,128,856, for the 2023 Annual Period. The decrease in comprehensive net loss during the 2024 Annual Period is primarily the result of a favorable foreign currency translation adjustment of $706,308, partially offset by higher operating and interest expenses.

Liquidity and Capital Resources

As of April 30, 2024, we had $940,851 in cash and $153,006 in restricted cash. In addition, as of April 30, 2024, we had a bank overdraft of $1,122,273, which has been classified as a current liability in our consolidated statements of financial position. We had $0 cash as of April 30, 2023. Current assets as of April 30, 2024, were $2,166,923, compared to $970,147 as of April 30, 2023. The increase in current assets is primarily the result of an increase in cash equivalents. The increase in cash is the result of proceeds from long-term borrowings and strong collections from operations.

Principal Sources of Cash

Our principal source of cash is sales revenue. Available cash is the highest in the fourth quarter primarily due to the seasonality of our resort business and the sale of season passes for the following ski season. We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Resort capital expenditures for the 2024 Annual Period, were approximately $14,877,231, compared to $1,363,131, for the 2023 Annual Period. The 10x+ increase in capital expenditures for the 2024 Annual Period was primarily associated with construction and development activities related to the Crescent condominium project and other resort infrastructure improvements.

Debt and Credit Facilities

The following describes the outstanding debt as of April 30, 2024:

•	Bank of Montreal — Operating Credit Facility - The Bank of Montreal ("BMO") has provided an overdraft credit facility (the “BMO Credit Facility,” which is attached as an Exhibit to this Annual Report) to RRLP, which guaranteed by Leroi, RMR Acquisition Corp., and RPML and secured by certain real property held by the Partnership. The maximum principal amount of the BMO Credit Facility is CAD$2,152,500. The BMO Credit Facility permits RRLP to overdraw its operating bank account up to this limit. Interest accrues at the Canadian prime rate plus 1.5% per annum only in months when the facility is drawn upon. Repayments of principal are made at RRLP's discretion. As of April 30, 2024, the outstanding principal balance of the BMO Credit Facility was CAD$1,561,813. The BMO Credit Facility was amended following the 2024 Annual Period. See Item 6 – OTHER INFORMATION – Debt Transactions.

•	Bank of Montreal — Term Loans - RRLP has three fixed-rate term loans with BMO, each guaranteed by Leroi, RMR Acquisition Corp., and RPML and secured by certain real property held by the Partnership. The first loan is for CAD$4,200,000, and as amended in April 2024, accrues interest at 7.23% and matures in March 2025 (“BMO Term Loan A”). The second loan is for CAD$1,600,000 (“BMO Term Loan B”), and as amended in April 2024, accrues interest at 7.23% and matures in March 2025. The third loan is for CAD$2,100,000 (“BMO Term Loan C,” and sometimes together with BMO Term Loan A and BMO Loan Term C, the “BMO Term Loans”), as amended, accrues interest at the Canadian prime rate plus 3.00% per annum, and is due on demand. As of April 30, 2024, the aggregate outstanding principal balance of the BMO Term Loans was CAD$3,194,969. The BMO Term Loans were amended following the 2024 Annual Period. See Item 6 – OTHER INFORMATION – Debt Transactions.

•	Kootenay Savings Credit Union — Construction Loan - Hannah Creek entered into a CreditMaster® Construction Loan Agreement with Kootenay Savings Credit Union ("KSCU"), originally dated December 22, 2022 (the “KSCU Construction Loan,” which is attached as an Exhibit to this Annual Report), to finance the construction of The Crescent of up to CAD$29,101,000. As of April 30, 2024, the outstanding principal balance under the KSCU Construction Loan was CAD$14,673,320. The loan was repaid in December 2024. See Item 6 – OTHER INFORMATION – Debt Transactions.

•	CBT Commercial Finance Corp. — Construction Loan - That Seventies Project Development Ltd., a subsidiary of the Partnership, entered into a Construction Loan Agreement with CBT Commercial Finance Corp. ("CBT"), a subsidiary of Columbia Basin Trust, originally dated June 14, 2023 (the “CBT Construction Loan,” which is attached as an Exhibit to this Annual Report). The loan provides a construction facility of up to CAD$2,425,000 to finance the development of a 16-lot subdivision at Red Mountain Resort in Rossland, British Columbia. The loan originally bore interest at the CIBC Prime Rate plus 3% per annum and required repayment of net proceeds from each lot sale, with the full balance due July 31, 2024. Security includes a first charge collateral mortgage over the development lands, a general security agreement over all of the borrower's present and after-acquired personal property, and an indemnity from RMR Acquisition Corp. As of April 30, 2024, the outstanding principal balance was approximately CAD$1,130,898. The CBT Construction Loan was subsequently amended four times after April 30, 2024, extending the maturity on each occasion. See Item 6 – OTHER INFORMATION – Debt Transactions

•	Community Futures Development Corporation of Greater Trail — Loan - RMR Acquisition Corp. is a party to a loan with the Community Futures Development Corporation of Greater Trail (the “CFDC Loan,” which is attached as an Exhibit to this Annual Report). As of April 30, 2024, the outstanding balance was CAD$15,471, bearing interest at the Canadian prime rate plus 4% per annum. The maturity date of this loan was extended in June 2025.

Juice Trust / Jeff Busby — Loans - Between January 2020 and April 2024, Jeff Busby and the Juice Trust dtd. 1/24/96 Trust 3 (the "Juice Trust"), for which Mr. Busby serves as trustee, made loans to RMR Acquisition Corp. and affiliated entities to fund capital projects at the Resort and general working capital (collectively, the “Juice Trust Loans,” which is attached as an Exhibit to this Annual Report). All loans accrue interest at 6% per annum. As of April 30, 2024, the aggregate principal and accrued interest outstanding across all Juice Trust Loans was CAD$11,232,259. See Item 6 – OTHER INFORMATION – Debt Transactions.

ITEM 3.  DIRECTORS AND OFFICERS

Our general partner is Red Mountain Ventures G.P. Ltd. (“RMVGP”), which was formed under the laws of British Columbia on September 19, 2003. The following table sets forth information about the General Partner’s executive officers and directors as of the end of the 2024 Annual Period:

Name	Position	Term of Office	Age
Howard I. Katkov	Chief Executive Officer Director	October 2003 – May 2025 October 2003 – Present	75

Donald J. Thompson	President and Secretary Director	October 2003 – May 2025 May 2008 – Present	69

Dyne Parker	Chief Financial Officer	August 2023 – Present	40

Joshua J. Fox	Director	January 2016 – July 2024	54

Jeff Busby	Director	June 2004– Present	63

See Item 6 – OTHER INFORMATION – Officer and Director Changes - for resignations and appointments of officers and directors following the 2024 Annual Period.

Howard I. Katkov, has served as a Director and Chief Executive Officer of the General Partner since October 2003. Between October 2003 and May 2015, he served as President of the General Partner. Mr. Katkov, a businessman and previously an attorney and real estate developer, has developed, constructed and sold approximately 2,500 single and multi-family residential units valued at over $400 million. He is an entrepreneur who has founded and sold several companies, including Sassaby-Jane Cosmetics which was acquired by The Estée Lauder Companies for approximately $65 million. Mr. Katkov oversees the operations of the Red Mountain Resort and real estate development activities. Mr. Katkov retired as Chief Executive Officer in May 2025. See Item 6 – OTHER INFORMATION –Officer and Director Changes.

Donald J. Thompson, has served as a Director and Corporate Secretary of the General Partner since May 2008, and as President of the General Partner since May 2015. He previously served as Vice President, Resort Planning and Development of the General Partner, from September 2005 through May 2015. Mr. Thompson has been instrumental in managing over $50 million of development projects at the base of RED Mountain. Before joining Red Mountain Resort, Mr. Thompson led development planning teams with The Aspen Skiing Company at Snowmass, Colorado, Vail Resorts at Keystone Resort, Colorado, and Intrawest at Copper Mountain Resort, Colorado. He has over 25 years of resort planning development and operations experience. Mr. Thompson retired as President and Secretary in May 2025. See Item 6 – OTHER INFORMATION –Officer and Director Changes.

Dyne Parker, has served as Chief Financial Officer since August 2023. Mr. Parker is a graduate of Thompson Rivers University with a Diploma in Management, Degree in Marketing and Post Bachelor’s Degree in Finance. He has 12 years of experience in the finance and management. Between January 2016 and August 2023 Mr. Parker held the position of Finance and Operations Manager at Trail Skills Centre in British Columbia. Mr. Parker’s responsibilities include all aspects of financial management, analysis and reporting, budgeting, taxation, human resources, insurance and risk management.

Joshua J. Fox, served as a Director of the General Partner between January 2016 and July 2024. He has served as Managing Director, Head of Real Estate, Lodging and Leisure for Stout Risious Ross in New York, New York, since May 2015. Prior to his present position, Mr. Fox was co-founder of Underwood, Fox & McClintock (2012-2015) and prior to that, was the Director, Investment Banking – Real Estate, Lodging, Leisure and Homebuilding Group for Houlihan Lokey (2004-2012). Mr. Fox received his BBA from the University of Michigan School of Business and a Juris Doctorate from Columbia University School of Law. Mr. Fox retired as a director in July 2024. See Item 6 – OTHER INFORMATION –Officer and Director Changes.

Jeff Busby, has served as a Director of the General Partner since June 2004. He has served as Executive Director and as a member of the Executive Committee at Brandes Investment Partners, L.P. since 2008, where he contributes to strategic decisions and guides the firm toward its vision and objectives. He also contributes to the investment process at Brandes as a member of the Investment Oversight Committee. Mr. Busby received his BS in chemical engineering from Northwestern University and his MBA in finance from the University of California, Berkeley. He is a member of the CFA Society of San Diego and has 25 years of investment experience.

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors of the General Partner, during the fiscal year ended April 30, 2024:

Name	Capacities in which compensation received	Cash Compensation		Other Compensation		Total Compensation
Howard I. Katkov (1)	CEO	US$	400,000	US$	18,000	US$	418,000

Donald J. Thompson (2)	President & Corporate Secretary	CAD$	160,000	CAD$		CAD$	160,000

Dyne Parker (3)	Chief Financial Officer	CAD$	110,000	CAD$	10,000	CAD$	120,000

(1)	Mr. Katkov was a party to an employment agreement under which he is entitled to receive a salary of $400,000, and an $18,000 allowance for office, internet and bonus. Mr. Katkov retired as CEO in May 2025 and received a retirement allowance of US$1,600,000. See Item 6 – OTHER INFORMATION –Related Party Transactions.

(2)	Mr. Thompson was a party to an employment agreement under which, as amended, he was entitled to receive a salary of CAD$160,000 per annum. Mr. Thompson retired as President and Secretary in May 2025 and received a retirement allowance of CAD$477,500. See Item 6 – OTHER INFORMATION –Related Party Transactions.
(3)	Other compensation for Mr. Parker constitutes a CAD$10,000 bonus.

The directors do not receive any compensation for their service as a director.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information as of April 30, 2024, regarding the beneficial ownership of Class A Units, Class B Units, Class C Units and Class C2 Units, which are the only classes of outstanding units as of such date held by (i) each person whom we know owned, beneficially, more than 10% of any class of the outstanding units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the units listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to units beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of Class
Class A Units	Howard I. Katkov PO Box 670 Rossland, BC. V0G 1Y0	532,000	(1)	0	27.66%
	Donald J. Thompson PO Box 670 Rossland, BC. V0G 1Y0	266,000	(2)	0	13.83%
	Patricia Marshall Thompson PO Box 66 Rossland, BC. V0G 1Y0	266,000	(2)	0	13.83%
	Jim Greene 2001 Silver King Road Nelson, BC V1L 1C8	266,000	(3)	0	13.83%
	Christine Andison PO Box 670 Rossland, BC. V0G 1Y0	258,000		0	13.41%
	Kevin Magnall PO Box 670 Rossland, BC. V0G 1Y0	257,000		0	13.36%
	All directors and officers as a group (2 persons)	798,000		0	41.49%

Class B Units	Jeff Busby 11988 El Camino Real, Suite 600 San Diego, CA. 92191-9048	1,383,787	(4)	0	81.72%
	All directors and officers as a group (2 persons)	1,385,537	(4)	0	81.83%

Class C Units	Jeff Busby	2,413,696	(5)	0	90.25%
	All directors and officers as a group (1 person)	2,413,696	(5)	0	90.25%

Class C2 Units	Jeff Busby	2,413,696	(5)	0	90.25%
	All directors and officers as a group (1 person)	2,413,696	(5)	0	90.25%

(1)	Units owned by Red Mountain Ventures, Inc., which is wholly owned by Howard Katkov.
(2)	Units owned by Blacklock Holdings Inc. Donald Thompson, a director and officer of the General Partner, owns directly or indirectly 50% of the voting shares of Blacklock Holdings Inc. Patricia Marshall Thompson, the spouse of Donald Thompson, owns the remaining 50% of the voting shares of Blacklock Holdings Inc. Mr. Thompson and Mrs. Thompson are each deemed to share voting and investment power over all 266,000 Class A Units held by Blacklock Holdings Inc., and accordingly each is reported as a beneficial owner of all such Units; those Units are counted only once in the directors-and-officers group total.
(3)	Units owned by 390594 Alberta Limited, which is owned and controlled by Jim Greene.
(4)

Units owned by Value Powder Corporation. Jeff Busby, a director of the General Partner, is the trustee of the Juice Trust dtd 1/24/96 Trust 3, which owns directly or indirectly 63.1% of the voting shares of Value Powder Corporation. The sole beneficiary of the Juice Trust is the Busby Children's Trust, all of the beneficiaries of which are the children of Jeff Busby, and the trustee of which is Jeff Busby. The directors-and-officers group includes the 1,383,787 Units beneficially owned by Mr. Busby (as described above) and an additional 1,750 Class B Units held by Red Mountain Ventures, Inc., of which Mr. Katkov is the sole shareholder.

(5)	Units held by Jeff Busby, in his capacity as trustee of the Juice Trust dtd 1/24/96 Trust 3. The remaining 260,663 Class C Units and 260,663 Class C2 Units are held by Brent Woods, Trustee of the Woods/Mitchell Family Trust dated January 25, 1999, who is not a director, officer or affiliate of the General Partner and whose holdings are below the 10% individual-disclosure threshold.

See Item 6 – OTHER INFORMATION –Project Snow Transactions and Related Party for changes to equity ownership resulting from the Project Snow Transactions and the conversion of the Juice Trust Loans.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Between January 2020 and April 2024, Mr. Busby, a director and significant equity holder, and the Juice Trust and the Busby Family Trust dtd 6/18/80 (together, the "Busby Trusts"), for which Mr. Busby serves as trustee or beneficiary, made a series of loans to RMR and affiliated entities to fund capital projects at the Resort and working capital. Specifically:

•	Between January and October 2020, the Juice Trust loaned RMR Acquisition Corp. CAD$1,500,000 pursuant to a Grid Promissory Note, accruing interest at 6% per annum and having a maturity date of August 31, 2022.

•	Between October 2020 and March 2021, the Juice Trust loaned RMR Acquisition Corp. CAD$2,011,754 pursuant to a Grid Promissory, accruing interest at 6% per annum and having a maturity date of August 31, 2022.

•	Between January 2022 and November 2022 the Juice Trust loaned RDCL, CAD$111,570.51 pursuant to a Grid Promissory Note, accruing interest at 6% per annum and having a maturity date of November 23, 2025.

•	In July 2022, the Busby Trusts loaned Hannah Creek CAD$1,200,000 pursuant to a Promissory Note, accruing interest at 6% per annum (the “Crescent Note”).

•	In November 2022, Jeff Busby and another individual loaned RMR Acquisition Corp. CAD$277,607.83 pursuant to a Grid Promissory Note, accruing interest at 6% per annum and having a maturity date of November 23, 2025.

In February 2024, the Juice Trust loaned Hannah Creek CAD$3,500,000 to fund construction costs of the Crescent, pursuant to a Grid Promissory Note. The note accrued interest at 10% per annum, and was required to be paid before the first distribution to the limited partners of the sales proceeds resulting from the Crescent.

In August 2022, the Busby Trusts, the sole limited partners of Hannah Creek, transferred the Crescent Note together with their 4,000 Class A Units in Hannah Creek to The Crescent Project Holdings ULC ("Crescent Holdings"), a British Columbia unlimited liability company wholly owned by the Busby Trusts. In August 2022, Crescent Holdings converted CAD$1,207,000 due under the Crescent Note into 2,414 Class A Units of Hannah Creek, simultaneously with the issuance of 210 Class A Units to RMR in exchange for CAD$105,000 and the issuance of 13,148 Class A Units to a third party investor in exchange for (a) the conversion of CAD$1,574,000 due under a loan and CAD$5,000,000 in cash (the “Hannah Financing Transactions”). Prior to the Hannah Financing Transactions, RMR held 66.67% of the outstanding Partnership Units of Hannah Creek in the form of Class B Units and the Busby Trusts held 33.33% of the outstanding Partnership Units of Hannah Creek in the form of Class A Units. Following the Hannah Financing Transactions, RMR held 29.56% of the outstanding Units of Hannah Creek (including, 210 Class A Units and 8,000 Class B Units), Crescent Holdings held 23.10% of the outstanding Partnership Units of Hannah Creek in the form of Class A Units and the third party investor held 47.34% of the outstanding Partnership Units of Hannah Creek in the form of Class A Units. Under the Hannah Creek Limited Partnership Agreement, after all capital has been returned to the Class A Partners, the Class B Members receive 19.99% of all distributions.

In September 2023, Mr. Magnall retired and received a retirement allowance of CAD$198,000.

See also Item, 6 (Related Party Transactions).

ITEM 6. OTHER INFORMATION

Debt Transactions

The following material debt transactions occurred after the 2024 Annual Period:

•	In March 2025, the BMO Credit Facility was amended to (a) reduce the maximum credit limit from CAD$2,152,500 to CAD$1,500,000, (b) implement a seasonal structure, pursuant to which the credit limit is CAD$1,000,000 from December through May and CAD$1,500,000 from June through November annually, and reduce the interest rate to prime plus 1.5% per annum.

•	In March 2025, BMO Term Loan A and BMO Term Loan B were amended and restated to extend their maturity dates to March 2026 and reduce their interest rates to 6.95%. In April 2025, BMO Term Loan A and BMO Term Loan B were amended and restated to decrease their interest rates to 5.94% per annum. In April 2026, BMO Term Loan A and BMO Term Loan B were amended and restated to extend their maturity dates to March 2027, and decrease their interest rates to 5.34% per annum.

•	In March 2025, BMO Term Loan 3 was amended to change the interest rate to prime plus 1.75% per annum.

•	The CBT Construction Loan was amended four times after the 2024 Annual Period, including, (a) on July 25, 2024, to extend the maturity date to October 31, 2024, (b) on February 1, 2025, to extend the maturity date to June 30, 2025, (c) on June 20, 2025 to increase the interest rate to prime plus 2% and extend the maturity date to December 31, 2025, and (d) on March 5, 2026, to extend the maturity date to December 31, 2026.

•	Hannah Creek repaid the KSCU CreditMaster Construction Loan in December 2024.

•	In May 2025, RMR Acquisition Corp. issued a grid promissory note to the Juice Trust, in the principal amount of CAD$2,777,500, bearing interest at 9% per annum (the “May 2025 Note”). The proceeds were used to fund retirement allowance obligations owing to Donald J. Thompson and Howard I. Katkov / Red Mountain Ventures Inc. Repayment is tied to the First Other Use Date, defined as the date on which all principal and accrued interest has been repaid to the Juice Trust from distributions received by RMR or its subsidiary RDCL in respect of The Crescent 2 Limited Partnership and the project known as ‘The Daly,’ prior to any other use of such proceeds.

•	On July 18, 2024, all outstanding debt owed to Jeff Busby and the Juice Trust (CAD$10,799,220) was satisfied through (a) the payment of CAD$100,000, and (b) the conversion of CAD$10,799,220 into 1,079,922 Class E-2 Units of the Partnership.

Changes to the General Partner Structure

Amendment and Restatement of the Partnership Agreement.  Effective July 18, 2024, the Limited Partnership Agreement of the Partnership was amended and restated to, among other things: (i) create a new class of Class E-2 Units of the Partnership; (ii) revise the distribution waterfall; and (iii) remove the voting rights previously attached to the Class A Units of the Partnership.

Amendment and Restatement of the Certificate of Limited Partnership. Effective July 18, 2024, the Company filed an Amended and Restated Certificate of Limited Partnership, which is attached as an Exhibit to this Annual Report, to reflect the creation of the Class E-2 Units.

Restructuring of General Partner Governance. In connection with the First Closing, RMVGP amended its articles to create three new classes of voting shares — Class E-2, Class E-3, and Class E-4 — which together constitute the sole voting shares of RMVGP. The existing Class A and Class B shares of RMVGP were redesignated as non-voting.

New Shareholders’ Agreement. In connection with the First Closing, a new Shareholders' Agreement among the Class E-2, E-3, and E-4 shareholders (which is attached as an Exhibit to this Annual Report) was adopted governing, among other things, board composition and director nomination rights. Under the new Shareholders' Agreement, the holder of the Class E-3 shares (ERE Development Inc., through which David Evans and Christopher Evans operate) has the right to nominate two directors; the holder of the Class E-2 shares (the Juice Trust, for which Jeff Busby serves as trustee) has the right to nominate two directors; and the holder of the Class E-4 shares (Red Mountain Ventures Inc., controlled by Howard I. Katkov) has the right to nominate one director. The resulting five-member board is comprised of David Evans and Christopher Evans (as ERE's nominees), Jeff Busby (as one of the Juice Trust's nominees), and Howard I. Katkov (as HowardCo's nominee), each appointed effective July 18, 2024 upon the resignation of Joshua J. Fox as a director.

Sale of Interest in RMR Acquisition Corp. – Project Snow Transactions

On July 18, 2024, RMVGP completed the first closing (the “First Closing”) of a series of capital restructuring and equity investment transactions (collectively, the “Project Snow Transactions”) which resulted in the sale of a 26.95% interest in RMR Acquisition Corp. To facilitate the First Closing, RMR Feeder G.P. Ltd. (the “Feeder GP”) was organized on June 7, 2024, and RMR Feeder Limited Partnership (the “Feeder LP”) was formed on July 10, 2024. At the First Closing, Feeder LP issued an aggregate of 420,000 limited partnership units to 18 third-party investors at a price of CAD$10.00 per unit, for aggregate proceeds of CAD $4,200,000. Feeder LP, in turn, subscribed for 4,200,000 Class E-1 Preferred Shares of RMR at $1.00 per share (CAD $4,200,000 in aggregate), and committed to invest an additional CAD $11,300,000 in RMR in the future upon capital call.  On November 30 and December 4, 2024 (collectively, the “Second Closing”), Feeder LP issued an additional 200,000 units at CAD $10.00 per unit for aggregate proceeds of CAD $2,000,000. RMR concurrently issued to Feeder LP an additional 2,000,000 Class E-1 Preferred Shares of RMR at CAD $1.00 per share. In aggregate across the First and Second Closings, Feeder LP raised $6,200,000 from investors and RMR issued 6,200,000 Class E-1 Preferred Shares to Feeder LP.

Officer and Director Changes

In May 2025, Mr. Katkov retired as Chief Executive Officer.

In May 2025, Mr. Thompson retired as President and Secretary.

In September 2023, Kevin Magnall resigned as a director.

In July 2025, Mark Schroetel was appointed President of the Company. In connection therewith, RMR entered into a Management Consulting Services Agreement, with Mr. Schroetel and his Delaware LLC, Resort Management Consulting LLC (through which Mr. Schroetel operates), which is attached as an Exhibit to this Annual Report. Under the agreement, Mr. Schroetel serves as President of RMR and its affiliates and receives a base fee of CAD$250,000 per year, with the potential for a discretionary bonus of up to 20% and a long-term incentive of up to 35% of the base fee.

In July 2024, Joshua J. Fox resigned as a director of the General Partner.

In July 2024, David Evans and Chris Evans were each appointed as a director of the General Partner, and as directors of RMR Acquisition Corp. and RPML.

New Officer and Director Biographies

David Evans, was appointed to serve as a Director of the General Partner in July 2024. Mr. Evans has over 20 years of experience in real estate development, investment, and management. Most recently, he served as Senior Vice President, Development at Peterson Real Estate, where he was responsible for overseeing development, construction, and sales and marketing operations. Prior to Peterson, Mr. Evans served as Senior Vice President of Development at Onni Group of Companies, where he focused on the company’s U.S. expansion and led major residential and mixed-use developments across key markets including Chicago, Los Angeles, and Seattle. Earlier in his career, Mr. Evans spent 11 years with Cressey Development Group as a Development Manager. Throughout his career, he has been involved in the development of large-scale residential and mixed-use projects across North America.

Chris Evans, has served as a Director of the General Partner since July 2024. Mr. Evans has over 20 years of experience in real estate investment, development, and management. He currently focuses on his investment company, Qwid Capital, where he employs a family office approach to investing across real estate, operating businesses, and capital markets. Mr. Evans has significant experience structuring and investing in real estate projects, primarily in Western Canada, and also advises a large Vancouver-based family office on deal selection and due diligence. Previously, Mr. Evans served as Executive Vice President of Onni Group from 2003 to 2020. He contributed to the delivery of nearly 10,000 residential units and over 7 million square feet of commercial space, along with a significant hospitality portfolio. Mr. Evans also served on the Board of Directors and Executive Committee of the Urban Development Institute of British Columbia until 2019

Mark Schroetel, has served as President of the General Partner since July 2025. Mr. Schroetel has over 30 years of experience in the resort and mountain recreation industry, with a focus on operations, development, and strategic growth. He began his career as a ski instructor before transitioning into sales and marketing roles at Whitetail Resort in Pennsylvania, where he developed a strong foundation in resort operations and guest experience. In 1999, Mr. Schroetel was appointed General Manager of Bear Creek Mountain Resort, where he led a comprehensive rebranding and redevelopment of the property, transforming it from a day ski area into a successful four-season destination serving the mid-Atlantic region. In 2014, he relocated to Utah to become General Manager of Powder Mountain and later served as Chief Executive Officer from 2021 to 2022, where he played a key role in the resort’s strategic evolution. Most recently, Mr. Schroetel served as Chief Operating Officer of Entabeni Systems, where he helped lead the acquisition and expansion of the Indy Pass program and supported the continued growth of both Indy Pass and Entabeni Systems.

Related Party Disclosures

In July 2024, in connection with the First Closing of Project Snow, David Evans and Chris Evans were each appointed as a director of the General Partner, and as directors of RMR Acquisition Corp. and RPML. David Evans and Chris Evans each own 49.5% of ERE Development Inc., which holds a 48.82% interest in RPM.

David Evans, appointed as a director in July 2024, personally contributed CAD $80,000 to RMR Feeder Limited Partnership November 30, 2024 in exchange for 8,000 Feeder LP units. In addition, Qwid Consulting Inc., for which Mr. Evans is a principal, contributed CAD $80,000 to RMR Feeder Limited Partnership on December 4, 2024, and received 8,000 Feeder LP units.

In May 2025, RMR issued a promissory note to the Juice Trust in the principal amount of CAD$2,777,500, bearing interest at 9% per annum, which is attached as an Exhibit to this Annual Report.

Mr. Busby, serves as a director. See Item 6 – OTHER INFORMATION – Debt Transactions

In connection with his retirement as CEO, in May 2025, we paid Howard Katkov a retirement allowance of $1,600,000. Mr. Katkov executed the May 2025 Note as CEO of RMR while simultaneously being a named beneficiary of the loan proceeds in his individual capacity.

In connection with his retirement as President and Secretary, in May 2025 we paid Donald Thompson a retirement allowance of CAD$477,500.

ITEM 7: FINANCIAL STATEMENTS

Independent Auditors’ Report

To the Board of Directors of the General Partner and Unit Holders of

Red Mountain Ventures Limited Partnership

Opinion

We have audited the consolidated financial statements of Red Mountain Ventures Limited Partnership and subsidiaries (the Group), which comprise the consolidated statements of financial position as at April 30, 2024 and 2023, and the consolidated statements of operations and other comprehensive income, consolidated statements of changes in limited partnership interest, and consolidated statements of cash flows for the years then ended, and notes to consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at April 30, 2024 and 2023, and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the ‘Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements’ section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ ‘Code of Ethics for Professional Accountants’ (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The financial statements of Red Mountain Ventures Limited Partnership for the year ended April 30, 2023 were audited by another auditor who expressed an unmodified opinion on those statements on January 9, 2024.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

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As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.
•	We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
•	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
•	From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Fort Lauderdale, Florida

May 19, 2026

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RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

 (US $)

	April 30, 2024	April 30, 2023
ASSETS
Current assets
Cash and cash equivalents (Note 4)	940,851	$-
Restricted cash	153,006	20,100
Accounts receivable (Note 5)	402,762	372,785
Prepaid expenses and other current assets (Note 7)	72,263	111,115
Inventory (Note 6)	598,041	466,148
Total current assets	2,166,923	970,147

Property, plant and equipment, net (Note 8)	12,476,145	12,986,761
Property under development (Note 9)	22,709,134	8,619,354
Equity method investment (Note 2)	2,554,573	356,766
Goodwill	-	51,679
Total assets	$39,906,775	$22,984,708

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses (Note 10)	3,100,265	$569,607
Deferred revenue (Note 11)	2,192,104	1,722,554
Current portion of long-term debt (Note 12)	13,773,256	368,185
Total current liabilities	19,065,625	2,660,346

Long-term liabilities
Other long-term debt (Note 12)	11,645,074	10,028,830
Finance leases	54,071	58,522
Total long-term liabilities	11,699,145	10,087,352

Total liabilities	30,764,770	12,747,698

Commitments and contingencies

Partnership interest (Note 16)
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,109
Class B units contribution	13,083,607	13,083,607
Class C units contribution	20,746,938	20,746,938
Class D units contribution	1,916,948	1,916,948
Partner distributions	(1,476,435)	(1,416,241)
Other comprehensive income	3,804,684	3,098,376
Accumulated deficit	(31,464,514)	(30,400,310)
attributable to partnership	6,614,994	7,033,084
Non-controlling interest	2,527,011	3,203,926
Total partnership interest	9,142,005	10,237,010

Total liabilities and partnership interest	$39,906,775	$22,984,708

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME

(US $)

	Year Ended	Year Ended
	April 30, 2024	April 30, 2023
Operating revenue (Note 2)
Lift revenue	$5,027,343	$6,331,335
Retail and rental	838,556	1,066,372
Property management	713,194	834,056
Food and beverage	1,138,484	1,344,703
Real estate sales	2,197,106	-
Other revenue	1,280,264	795,511
Total operating revenue	11,194,947	10,371,977

Cost of good sold	1,304,367	914,348

Gross profit	9,890,580	9,457,629

Operating expenses
Wages and benefits	5,589,907	4,609,767
Repairs and maintenance	777,721	996,772
Depreciation and amortization	787,451	778,935
Selling and marketing	458,570	248,756
Equipment rental and leases	385,232	339,603
Property taxes	133,534	109,964
General and administration	2,161,017	2,652,695
Total operating expenses	10,293,432	9,736,492

Gain (Loss) from operations	(402,852)	(278,863)

Other income (expense)
Interest expense including foreign exchange adjustments	(806,926)	(471,506)
Total other income (expense)	(806,926)	(471,506)

Net loss	(1,209,778)	(750,369)

Net loss attributable to non-controlling interest	(145,574)	(90,293)

Net loss attributable to partnership	$(1,064,204)	$(660,076)

Comprehensive income (loss)
Net loss	(1,209,778)	(750,369)
Foreign currency translation adjustment	706,308	(378,487)
Comprehensive income (loss)	(503,470)	(1,128,856)

Comprehensive loss attributable to non-controlling interest	(145,574)	(90,293)

Comprehensive income (loss) attributable to partnership	$(357,896)	$(1,038,563)

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST

FOR THE TWO YEARS ENDED APRIL 30, 2024

(US $)

	Initial		Partner	Other
	Partnership	Non-controlling	Contributions	Comprehensive	Accumulated
	Interest	Interest	(Distributions)	Income	Deficit	Total
Balance April 30, 2022	$2,657	$4,759,153	$34,332,361	$3,476,863	$(29,740,234)	$12,830,800

Partnership Transfer	-	(1,464,934)	-	-	-	(1,464,934)

Foreign currency translation loss	-	-	-	(378,487)	-	(378,487)

Net gain/(loss)	-	(90,293)	-	-	(660,076)	(750,369)
Balance April 30, 2023	$2,657	$3,203,926	$34,332,361	$3,098,376	$(30,400,310)	$10,237,010

Partnership Transfer	-	(531,341)	-	-	-	(531,341)

Partner Distribution	-	-	(60,194)	-	-	(60,194)

Foreign currency translation gain	-	-	-	706,308	-	706,308

Net gain/(loss)	-	(145,574)	-	-	(1,064,204)	(1,209,778)
Balance April 30, 2024	$2,657	$2,527,011	$34,272,167	$3,804,684	$(31,464,514)	$9,142,005

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$)

	Year Ended	Year Ended
	April 30, 2024	April 30, 2023
Cash flows used in operating activities:
Net loss	$(1,064,204)	$(660,075)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	787,451	778,935
Interest expense	806,926	471,506
Gain/ (loss) on equity investment	-	(55,940)
Changes in operating assets and liabilities:
Accounts receivable	(29,978)	141,952
Inventory	(131,893)	(85,343)
Prepaid expenses and other current assets	38,852	(12,810)
Accounts payable and accrued expenses	2,530,658	(250,395)
Deferred revenue	469,550	19,819
Cash generated from operations	3,407,362	347,649
Interest paid	(806,926)	(471,506)
Net cash provided by (used in) operating activities	2,600,436	(123,857)

Cash flows used in investing activities:

Purchase of fixed assets	(14,877,231)	(1,363,131)
Net cash used in investing activities	(14,877,231)	(1,363,131)

Cash flows from financing activities:
Proceeds from long-term borrowings	14,114,301	2,527,598
Partner distributions	(60,194)	-
Payments on long-term borrowings	(389,181)	(1,368,136)
Net cash provided by financing activities	13,664,926	1,159,462

Net change in cash and restricted cash	1,388,131	(327,526)

Cash and restricted cash balance as of May 1	20,100	21,268

Foreign exchange translation	(314,374)	326,358

Cash and restricted cash balance as of April 30	$1,093,857	$20,100

Supplemental disclosure of non-cash financing activities:
Foreign currency translation adjustments	$(314,374)	$327,526

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Red Mountain Ventures Limited Partnership (“RMVLP”) was formed as a British Columbia limited partnership on May 14, 2004 in connection with the acquisition of the Red Mountain Resort in Rossland, British Columbia. RMVLP is managed by its sole general partner, Red Mountain Ventures G.P. Ltd. RMVLP owns direct and indirect interests in the legal entities that carry on the business of Red Mountain Resort and hold its real estate interests. In particular, RMR Acquisition Corp (“RMRAC”) (100% owned by RMVLP) is the registered owner of the majority of the real estate comprising the Red Mountain Resort. Red Resort Limited Partnership (100% owned by RMR Acquisition Corp) operates Red Mountain Resort. In addition, That Seventies Project Limited Partnership (50% owned by RMR Acquisition Corp) owns a parcel of land at the base of Red Mountain currently under development. A number of other entities used for various purposes are also beneficially owned wholly or partially by RMVLP including Red Property Management Ltd., which manages vacation rentals of privately owned condominiums at the base of Red Mountain Resort and Leroi Acquisition Corp, which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop.

RMR Acquisition Corp. (“RMRAC”)

RMRAC, a wholly owned subsidiary of the Partnership, owns the real property comprising Red Mountain Resort. RMRAC, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding Red Mountain Resort.

Red Resort Limited Partnership

Red Resort Limited Partnership is a wholly owned subsidiary of RMRAC and operates Red Mountain Resort. Red Resort Limited Partnership owns the assets related to the mountain operations of Red Mountain Resort including buildings, lifts and associated equipment.

Leroi Acquisition Corp.

Leroi Acquisition Corp. is a wholly owned subsidiary of the Partnership which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop at Red Mountain Resort.

Red Property Management Ltd.

Red Property Management Ltd. is a wholly owned subsidiary of RMRAC and provides reservations and property management services for approximately 60 privately owned condominium rental units at the base of Red Mountain.

That Seventies Project Limited Partnership

This partnership beneficially owns a subdivided real property for sale near the base of Red Mountain Resort through its wholly-owned subsidiary That Seventies Project Development Ltd. RMRAC owns a 50% interest in That Seventies Project Limited Partnership and third-party investors own the remaining 50% interest. Other Non-Material Subsidiaries and Affiliates:

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

Hannah Creek Limited Partnership

This partnership owns certain property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three-to-five story buildings and related infrastructure. RMRAC owns a 29.56% interest in this partnership and third-party investors own the remaining interest. This partnership is currently inactive.

Slalom Creek Limited Partnership

This partnership developed certain property located in the central base area of Red Mountain Resort into condominium units which have since been sold. RMRAC owns approximately a 46.5% interest in the partnership and third-party investors own the remaining 53.5% interest. This partnership is inactive and is expected to be dissolved at some point in the future.

Red Development Co. Ltd.

Red Development Co. Ltd., a wholly-owned subsidiary of RMRAC, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership.

Red Mountain Hostel (CBT) Holdings Ltd.

RMR Acquisition Corp entered a joint venture agreement with the Columbia Basin Trust to construct and own a hostel in the base area of Red Mountain Resort. RMR Acquisition provided the site for the hostel and the Columbia Basin Trust provided the funding for construction. RMR Acquisition Corp owns 23.49% of Red Mountain Hostel (CBT) Holdings Ltd. 1159973 BC Ltd. was created to operate the Nowhere Special Hostel. This numbered company is 100% owned by RMR Acquisition Corp.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. operates year-round but sees limited business between May and November. Leroi Acquisition Corp operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

RMVLP has a year-end of December 31st. The operating companies have a fiscal year end of April 30th and the financial statements are consolidated and reported as of April 30th. The Partnership’s securities are not traded on any stock exchange in Canada and thus, Red Mountain Ventures is not subject to regulation by any Canadian stock exchange. The Partnership’s securities are also not registered under the United States Securities Act of 1933 nor are they traded on any securities or stock exchange in the United States. As a result, the Partnership is not presently subject to the reporting, certification or other requirements imposed on U.S. registered issuers under, among other things, U.S. Sarbanes-Oxley Act of 2002 ("SOX"). As a non-reporting issuer designation under the Canadian securities laws, the Partnership is subject to limited reporting requirements – specifically related to the issuance of securities.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared in United States Dollars, under the historical cost convention. The accounts have been rounded to the nearest dollar.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The accompanying consolidated financial statements include the accounts of the Partnership and its aforementioned subsidiaries and entities under common ownership. All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in subsidiaries that are held by owners other than the Partnership are recorded as non-controlling interest and reported in management’s consolidated statements of financial position within partnership interest. Losses attributed to the non-controlling interest and to the Partnership are reported separately in management’s consolidated statements of operations and other comprehensive income.

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Partnership will continue to meet its obligations for the next twelve months as of the date these financial statements are issued.

While management’s projected cash flows are forecasted to be sufficient to meet the Partnership’s obligations over the next twelve months, management believes it is prudent to continue its capital raising efforts in case its forecast is not achieved. Management’s plan to continue as a going concern includes raising capital in the form of debt or equity, increased gross profit from organic revenue growth and managing and reducing operating and overhead costs. However, management cannot provide any assurances that the Partnership will be successful in accomplishing any of its plans. Management also cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Partnership to raise additional capital on an immediate basis.

However, based upon an evaluation of the Partnership’s continued growth trajectory, past success in raising capital and meetings its obligations as well as its plans for raising capital discussed above, management believes that the Partnership is a going concern.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

Cash and cash equivalents

Cash and cash equivalents on the consolidated statements of financial position is comprised of cash at bank and on hand. Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

Restricted cash

Restricted cash is comprised of term deposit funds which secure letters of credit. The deposits mature and are rolled over annually. The Group has agreements in place with the Bank of Montreal that require the deposits related to certain credit facilities. As of April 30, 2024 and 2023, the restricted cash balance was $153,006 and $20,100 respectively.

Accounts receivable

Accounts receivables are generally unsecured. The Partnership establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of April 30, 2024 and 2023, allowance for doubtful accounts was $0 and $0, respectively.

Inventory

Inventory consists primarily of purchased retail goods, food and beverage items, and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. As of April 30, 2024, none of the inventory was pledged as security for any liabilities.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation on assets is calculated using the diminishing balance method by applying the depreciation rate to the net book value of the asset, resulting in a diminishing annual charge. The cost/net book value is allocated over their estimated useful lives, as follows:

Number of
Years
Building	25
Trail Improvement	12.5
Lifts and tows and snow infrastructure	16.7
Furniture, fittings and equipment	5
Vehicles	3.3

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the profit and loss account.

Property under development

The Partnership capitalizes as real estate held for sale and investment the original land acquisition cost, direct construction and development costs, property taxes, interest recorded on costs related to real estate under development and other related costs. The Partnership records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. Development costs are applied against sale proceeds on a square footage basis.

Goodwill and intangible assets

Goodwill arose on the acquisition of Red Mountain Resort Inc. in 2004 and subsequent amalgamation with RMRAC and consists of the excess of the purchase price of the shares over the net book value of the assets of Red Mountain Resort Inc. at the date of acquisition. The goodwill is attributed substantially to land value. The Partnership tests goodwill annually for impairment. The testing of impairment consists of a comparison of the estimated fair value of the assets with their net carrying value. The Partnership determined that there was no impairment to goodwill for the years ended April 30, 2024 and 2023.

Long-lived assets

The Partnership periodically reviews its long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Partnership recognizes an impairment loss when the sum of expected undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount.

The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. The Partnership does not believe any events or changes in circumstances indicating an impairment of the net carrying amount of a long-lived asset occurred during the years ended April 30, 2024 and 2023.

Financial Instruments- Risk Management

The Group is exposed to the following financial risks through its operations:

- Risks related to the general economic trend

- Credit Risks

- Liquidity risks

- Interest Rate risk

- Foreign Exchange risk

- Risk related to the environment

- Financial instrument risks from cash and cash equivalents, trade receivables/payables, and notes payable

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

Group management has responsibility for the determination of the Group’s risk management objectives and policies. The overall objective of management is set policies the seek to reduce risk as much as possible without unduly affecting the Group’s operational goals.

The granting of credit to end customers is subject to specific preliminary and on-going assessments. Positions amongst trade receivables for which objective non-recoverability is ascertained are subject to write down.

The Group’s transactions are denominated in Canadian dollars. Therefore, the fair value of the financial instruments may decrease if the Canadian dollar to US dollar exchange rate decreases, while the financial instruments would decrease accordingly. Management believes the foreign exchange risk for the Group is relatively low.

Finance Lease Contracts

Assets held under equipment lease agreements are capitalized in the consolidated statements of financial position and are depreciated over their useful life. The corresponding purchase obligation is capitalized in the consolidated statements of financial position as a finance lease liability. The interest element of the obligation is charged to the profit or loss account over the period of the contract and represents a constant proportion of the consolidated statements of financial position capital repayments outstanding. All lease assets and liabilities are accounted for in accordance with IFRS 16.

Equipment Rental And Leases

The Group determines if an arrangement contains a lease at inception based on whether the Group has the right to control the asset during the contract period and other facts and circumstances. The Group elected the short-term lease recognition exemption for all leases that qualify. Consequently, for those leases that qualify, the Group will not recognize right-of use assets or lease liabilities on the consolidated statements of financial position. Short-term leases, which have an initial term of 12 months or less, are not recorded on the balance sheet and expenses are recorded on a straight-line basis.

Capital Management

The Group monitors adjusted capital which comprises all components of equity. The Group’s objectives when maintaining capital are to safeguard the entity’s ability to continue as a going concern and to provide an adequate level of return to partners and investors.

Investments

The Partnership owns a 50% interest in That Seventies Project, a real estate development project, and has capitalized approximately $4.5 million and $3.5 million, in development assets as of April 30, 2024 and 2023, respectively.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

The Partnership owned a 50% interest in the Hannah Creek Project, a real estate development project, and had capitalized approximately $0 and $1.8 million in development assets as of April 30, 2024 and April 30, 2023, respectively.

The Partnership owns a 46.49% interest in the Slalom Creek and has not incurred and or capitalized any costs in connection with this venture. This entity is expected to be dissolved in the near future.

The Group maintains 100% control and liability for the above entities. They are fully consolidated in the Group’s financial statements and all income and losses pertaining to the outside investors are accounted for as a non-controlling interest.

The Partnership owns 17.6% of Red Mountain Hostel Holdings (CBT) Ltd. This investment is accounted for as an equity investment. The Partnership’s investment is recorded as an asset on the consolidated statements of financial position and is adjusted each year according to the Partnership’s share of gains and losses related to CBT.

Foreign currencies

The functional currency of the Partnership is Canadian Dollar (CAD). The reporting currency of the financial statements is United States Dollars (USD). The Group has decided to present the financial statements in US Dollar for purposes of clarity as a majority of the Group’s investors are from US and international markets. The financial statements of the Group were translated pursuant to the provisions of IAS 21. Income and expenses and cash flows for each statement of profit and loss shall be translated at an appropriately weighted rate for the year. All assets and liabilities are translated at the rate of exchange ruling at the consolidated statements of financial position date. Equity accounts are translated using historical exchange rates. All differences are taken to the other comprehensive income or loss.

The exchange rates used to translate amounts in CAD into USD for the purposes of preparing the consolidated financial statements were as follows:

Balance Sheets:

	April 30, 2024	April 30, 2023
Period-end CAD: USD exchange rate	$0.732270	$0.732467

Statements of Operations/Cash Flows:

	April 30, 2024	April 30, 2023
Average Yearly CAD: USD exchange rate	$0.732369	$0.752443

Revenue recognition Revenue is measured based on the consideration specified in a contract with a customer in accordance with IFRS 15. The Group recognizes revenue when it transfers control over a product to a customer or performs the service obligation as prescribed by the contract.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. Operates year-round but sees limited business between May and November. Leroi Acquisition Corp. operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

●	Lift revenue is derived from the sale of lift tickets and season passes, and is recognized as services are performed. The Partnership records deferred revenue related to sale of season ski passes. The majority of season passes are sold from March 15 to April 30 each year for the following ski season and the related revenue is recognized in the first month of the new fiscal year. Season pass revenues received from May 1 to March 15 are recognized when received.

●	Retail and rental revenue is derived from retail sales and equipment rentals business and is recognized as products are delivered or services are performed.

●	Property management revenue is derived from providing reservations and property management services for the privately owned condominium rental units and is recognized as services are performed.

●	Food and beverage revenue is derived from sale of food and beverage from three Partnership-owned restaurants and is recognized as products are delivered or services are performed.

●	Real estate revenue primarily includes the sale of condominium units and land parcels and is recorded primarily using the full accrual method and occurs only upon the following: (i) substantial completion of the entire development project, (ii) receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies, if applicable, (iii) closing of the sales transaction including receipt of all, or substantially all, sales proceeds (including any deposits previously received) and (iv) transfer of ownership.

●	Other revenue primary includes ski school operations, KinderCare, locker rental, other on-mountain activities.

Selling and marketing expense

The Partnership expenses marketing, promotions and advertising costs as incurred. Such costs are included in selling and marketing expense in the accompanying consolidated statements of operations and other comprehensive income. Selling and marketing costs were $458,570 and $248,756 for the years ended April 30, 2024 and 2023, respectively.

Comprehensive income

Comprehensive income is defined as the change in equity resulting from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from consolidated net earnings.

New standards, amendments and interpretations not yet adopted

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

IFRS 17 Insurance Contracts- IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts with the scope of standard. An insurance contract is a contract in which one party accepts significant risk by agreeing to compensate the policy holder if a specified uncertain future event takes place. The standard is applicable to insurance contracts, including reinsurance contracts, which the entity issues or holds. Contracts that meet the definition but primarily exist to provide services for a fixed fee are subject to IFRS 17 unless the entity has applied IFRS 15 to the service contracts. IFRS 17 will be applicable to annual reporting periods beginning on or after January 1, 2023. On initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfillment of cash flow or the contractual service margin. An entity shall include all future cash flows within each contract. At subsequent measurement the carrying amount of a group of insurance contracts shall be the sum of the liability for remaining coverage and the liability for incurred claims. Management does not expect the application to have a material impact on the Group’s financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Partnership.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Partnership makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both. Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Taxation

The Limited Partnership accounts for income taxes in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

●	Partnership

Partnership income, losses, assets, and liabilities are all attributable to the partners. As per the Canada Income Tax Act, partnerships do not file separate tax returns. The partnerships file annual “information returns” setting out their income and details of the partners who are entitled to that income. It is the partners who are required to pay income tax. The limited partnership is simply a flow-through entity. The net income of the partners (for income tax purposes) of a limited partnership is based on the net income of the limited partnership.

The net income of the limited partnership, the Act states that it is treated as if it were a separate legal person: s. 96(1)(a). Include income and deduct allowable expenses and other credits. The limited partnership’s income will be attributed to the partners (as per the limited partnership agreement). Each partner must report their income or losses from the partnership and pay taxes accordingly: s. 96(1)(f).

●	Corporations

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

The Partnership owns a number of entities that are classified as a corporation for tax purposes:

For such corporations: Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income tax, if any, is the expected amount payable or receivable on the taxable income or loss for the period, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to amounts payable or receivable relating to prior years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. To the extent that the Partnership does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Partnership intends to settle its current tax assets and liabilities on a net basis. The Partnership did not record any corporation related Current or Deferred income tax, since by tax law it does not flow through to the Partnership level.

Fair Value of Financial Instruments

The Partnership measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Partnership is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

●	Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

●	Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

●	Level 3 – Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The recorded amounts for cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 4 – CASH AND CASH EQUIVALENTS

As of April 30, 2024 the Partnership had a cash overdraft balance of $1,122,273. This credit balance has been reclassified to current portion of long-term debt as it represents a liability for the partnership. The overdraft balance in the cash account is a result of the timing of cash flows at year end and management does not believe it will have any negative affect on business or the partnership’s ability to meet its current obligations. See Note 12 for further detail.

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable, net of allowances for sales returns and doubtful accounts, consisted of the following:

	April 30, 2024	April 30, 2023
Trade Accounts receivables	$124,356	$32,515
Other receivables	278,407	340,270
Less allowances	-	-
Total accounts receivable, net	$402,762	$372,785

During the years ended April 30, 2024 and 2023, there were no bad debt expenses in setting up an allowance. The Group does not expect to recognize any credit losses in future years.

NOTE 6 – INVENTORY

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The carrying value of inventory consisted of the following:

	April 30, 2024	April 30, 2023
Retail goods	$488,924	$217,572
Food and beverage items	33,748	38,589
Rental equipment	75,369	209,987
Total Inventory	$598,041	$466,148

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At April 30, 2024 and 2023 prepaid expenses consisted of the following:

	April 30, 2024	April 30, 2023
Prepaid expenses	$33,892	$95,623
Deposits	38,371	15,492
Total	$72,263	$111,115

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment’s cost and accumulated depreciation consist of the following:

			Ski runs	Fixtures and
Cost	Land	Building	and lifts	equipment	Total	Depreciation	NBV
At April 30, 2022	$400,943	$8,488,330	$10,954,336	$2,724,829	$22,568,438	$(9,406,363)	$13,162,075
Additions		731,757	132,618	498,757	1,363,132	(758,273)	604,859
FX translation	(23,766)	(503,138)	(649,310)	(161,512)	(1,337,726)	557,554	(780,172)
At April 30, 2023	$377,177	$8,716,949	$10,437,644	$3,062,074	$22,593,844	$(9,607,082)	$12,986,762
Additions	151,942	127,893	153,672	177,640	611,147	(764,468)	(153,321)
FX translation	13,966	(848,220)	193,215	305,377	(335,662)	(21,634)	(357,296)
At April 30, 2024	$543,084	$7,996,622	$10,784,531	$3,545,091	$22,869,329	$(10,393,184)	$12,476,145

Management of the Partnership has reviewed its fixed assets for impairment as of April 30, 2024 and 2023 and has concluded that no events or changes in circumstances have occurred that would indicate the carrying value of its fixed assets would not be recoverable.

NOTE 9 – PROPERTY UNDER DEVELOPMENT

Property under development includes costs directly related to construction and carrying charges during construction such as interest and property taxes. Development costs are applied against sale proceeds on a square footage basis. The Partnership was created in 2004 to own companies that acquired the resort’s assets. The transactions resulted in goodwill of approximately $3.4 million. Substantially all of the goodwill was attributed to the value of the real estate associated with the acquisition. As such, goodwill has been allocated to land development costs since inception and has been amortized on a pro rata basis as cost of sales related to sales of real estate. The balance of property under development was approximately $22.7 million and $8.8 million as of April 30, 2024 and 2023 respectively. The balance of goodwill attributed to land and development costs were approximately $0 and $3.1 million as of April 30, 2024 and 2023, respectively.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of April 30, 2024 and 2023, accounts payable and accrued expenses consisted of the following:

	2024	2023
Trade payables	$253,672	$120,970
Accrued development cost	2,210,310	-
Accrued payroll	256,368	26,149
Accrued tax	142,046	134,074
Other	237,868	288,414
Total	$3,100,265	$569,607

NOTE 11 – DEFERRED REVENUE

	2024	2023
Balance at the beginning of the year	$1,722,554	$1,810,022
Received during the year	2,440,305	4,180,145
Amortized during the year	(2,056,724)	(4,159,785)
Foreign currency translation	85,969	(107,828)
Balance at the end of the year	$2,192,104	$1,722,554

NOTE 12 – DEBT

	2024	2023
Community Future Development Corp, $51,246 (CAD $70,000), June 29, 2025, 6.7%	$11,329	$15,436
BMO Loan Facility #1, $3,270,065 (CAD $4,200,000) March 31, 2025 7.23%	2,387,786	2,514,277
BMO Loan #2, $1,245,739 (CAD $1,600,000) March 31, 2025 7.23%	479,028	624,988
BMO Loan #3, $1,510,736 (CAD $2,100,000) Demand P&1.75%	1,162,517	1,275,361
J Busby Bridge Loan $3,512,937 (CAD $4,511,754) and $2,013,743 (CAD $2,750,000) 6%	7,192,778	5,180,428
Busby/Davies Loan $233,586 (CAD $300,000)	219,681	219,740
J Busby Bridge Loan 3 $81,722 (CAD $111,571) 6%	81,700	81,722
Juice Trust Promissory Note $527,603 (CAD $720,504) 6%	527,603	-
KSCU Construction Loan $10,744,832 (CAD $14,673,320) 8.7%	10,744,832	-
CBT Construction Loan $828,123 (CAD $1,130,898), December 31, 2025, 10.2%	828,123	-
BMO Overdraft (CAD $1,561,813)	1,122,273	-
J Busby Bridge Loan 2 $203,339 (CAD $277,608) 6%	203,284	203,339
Total loans	24,960,934	10,115,291
Add: accrued interest	457,396	281,724
Less: current portion	(13,773,256)	(368,185)
Long-term portion	$11,645,074	$10,028,830

Interest expense for the debts were approximately $806,817 and $471,506, for the years ended April 30, 2024 and 2023, respectively.

NOTE 13 – TAXATION

No deferred tax asset in respect of corporation level tax losses has been recognized given the uncertainty over the timing of future profits against which they can be offset. Partnership management believes it is more likely than not that any such losses will not be recognized by the Partnership. As of April 30, 2024 and 2023, if the Partnership had recorded a future benefit for income taxes, the amount would have totaled approximately $5.3 and $5.0 million, respectively.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

NOTE 14 – RELATED PARTY TRANSACTIONS

There are no material related party transactions for the year ended April 30, 2024 and 2023 that the Group believes would have an impact on the Partnership’s financial condition, financial statements or require disclosure in the related notes to the financial statements.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

Management of the Partnership is currently not aware of any legal proceedings that management believes will have, individually or in the aggregate, a material adverse effect on the Partnership’s business, financial condition or operating results.

NOTE 16 – PARTNERSHIP CAPITAL

The issued capital of the Partnership as of April 30, 2024 was 1,423,608 class A units, 1,693,250 class B units, 2,674,359 Class C units, 3,073,080 Class C2 units and 216,297 Class D units. On June 29, 2017, the Partnership Agreement governing the Partnership was amended to create Class C, Class C2 and Class D units. Class C units were issued on June 30, 2017 as part of the debt conversion transaction and Class C2 units were also issued.

The class A unit holders do not receive any preferential distribution or profit and loss allocations.

Subject to prior right to return of capital and preferential distribution of the Class D, C and C2 units, the Class B unit holders will receive distributions on a pro rata basis until each has received an amount equal to 100% of its capital contribution. Class B units holders are also entitled to the first right of refusal for any new issuances of class B units.

NOTE 17 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 19, 2026, which is the date the financial statements were available to be issued.

On July 18, 2024, all outstanding debt owed to Jeff Busby and the Juice Trust was satisfied through (a) the payment of $72,892, and (b) the conversion of $7,871,725 into 1,079,922 Class E-2 Units of the Partnership.

On July 18, 2024, RMVGP completed the first closing (the "First Closing") of a series of capital restructuring and equity investment transactions (collectively, the "Project Snow Transactions") which resulted in the sale of 26.95% of the interest in RMR Acquisition Corp. To facilitate the First Closing, RMR Feeder G.P. Ltd. (the "Feeder GP") was organized on June 7, 2024, and RMR Feeder Limited Partnership (the "Feeder LP") was formed on July 10, 2024. At the First Closing, Feeder LP issued an aggregate of 420,000 limited partnership units to 18 third-party investors at a price of $7.29 per unit, for aggregate proceeds of $3,061,448. Feeder LP, in turn, subscribed for 4,200,000 Class E-1 Preferred Shares of RMR at $0.7289 per share ($3,061,448 in aggregate), and committed to invest an additional $8,236,752 in RMR in the future upon capital call. On November 30 and December 4, 2024 (collectively, the "Second Closing"), Feeder LP issued an additional 200,000 units at $7.13–$7.10 per unit for aggregate proceeds of approximately $1,423,000. RMR concurrently issued to Feeder LP an additional 2,000,000 Class E-1 Preferred Shares of RMR at approximately $0.71 per share. In aggregate across the First and Second Closings, Feeder LP raised approximately $4,484,440 from investors and RMR issued 6,200,000 Class E-1 Preferred Shares to Feeder LP.

Red Mountain Ventures Limited Partnership
Notes to Consolidated Financial Statements
April 30, 2024 and 2023
(US$)

The CBT Construction Loan was amended four times after the 2024 Annual Period, including, (a) on July 25, 2024, to extend the maturity date to October 31, 2024, (b) on February 1, 2025, to extend the maturity date to June 30, 2025, (c) on June 20, 2025 to increase the interest rate to prime plus 2% and extend the maturity date to December 31, 2025, and (d) on March 5, 2026, to extend the maturity date to December 31, 2026.

Hannah Creek repaid the KSCU CreditMaster Construction Loan in December 2024.

In March 17, 2025, BMO Term Loan A and BMO Term Loan B were amended and restated to extend their maturity dates to March 30, 2026 and reduce their interest rates to 6.95%. April 4, 2025 altered the interest rate to 5.94 and in April 6, 2026, BMO Term Loan A and BMO Term Loan B were amended and restated to decrease their interest rates to 5.34% per annum.

In March 2025, BMO Term Loan 3 was amended to change the interest rate to prime plus 1.75% per annum.

In March 2025, the BMO Credit Facility was amended to (a) reduce the maximum credit limit from $1,497,287 to $1,043,406, (b) implement a seasonal structure, pursuant to which the credit limit is $695,604 from December through May and $1,043,406 from June through November annually, and reduce the interest rate to prime plus 1.5% per annum.

On May 12, 2025 a debt agreement was reached between RMR Acquisition Corp. and the lender J Busby in the amount of $2,033,880. The interest rate is 9%, and the loan itself is perpetual. No other subsequent events were identified through the date the financial statements were available to be issued.

ITEM 8. EXHIBITS

EXHIBITS

2.1.	Certificate of Limited Partnership (1)

2.2.	Amended and Restated of Certificate of Limited Partnership (2)

2.3.	Amended and Restated Limited Partnership Agreement dated July 1, 2017 (3)

2.4.	Amended and Restated Limited Partnership Agreement dated July 18, 2024 (4)

2.5.	Red Mountain Ventures GP Ltd. Amended Shareholder’ Agreement dated May 14, 2004 (5)

2.6.	Red Mountain Ventures GP Ltd. Shareholders’ Agreement dated July 18, 2024 (6)

6.1.	Operating Agreement with Province of British Columbia (7)

6.2.	Community Futures Development Corporation of Greater Trail — Loan Documents (8)

6.3.	Bank of Montreal Loan Agreement dated August 6, 2010 (9)

6.4.	Schroetel Management Consulting Services Agreement (10)

6.5.	Bank of Montreal Renewals and Amendments (11)

6.6.	Bank of Montreal amended and restated Letter of Agreement dated March 2, 2018 (12)

6.7.	Kootenay Savings Credit Union — Credit Master® Construction Loan Agreement with Hannah Creek Limited Partnership, dated for reference December 22, 2022 (13)

6.8.	CBT Commercial Finance Corp. — Construction Loan Agreement and Amendments (14)

6.9.	Juice Trust/Jeff Busby Promissory Notes and Loan Instruments (15)

11.1	Consent of Venning (16)

(1)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex2-1.htm.

(2)	Filed herewith.

(3)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex2-2.htm.

(4)	Filed herewith.

(5)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex6-2.htm.

(6)	Filed herewith.

(7)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex6-5.htm.

(8)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex6-2.htm.

(9)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Offering Statement on Form 1-A filed August 21, 2017 (Commission File No. 024-10729) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1712949/000114420417044245/v473038_ex6-4.htm

(10)	Filed herewith.

(11)	Filed herewith.

(12)	Filed as an exhibit to Red Mountain Ventures Limited Partnership Regulation A Annual Report on Form 1-k filed August 30, 2018 (Commission File No. 024-10729) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1712949/000114420418047193/tv501272_ex6-6.htm.

(13)	Filed herewith.

(14)	Filed herewith

(15)	Filed herewith

(16)	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rossland, British Columbia, on May 29, 2026.

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

BY: RED MOUNTAIN VENTURES G.P. LTD.

ITS: GENERAL PARTNER

By:	/s/ Mark Schroetel
Mark Schroetel, Director, President and Principal Executive Officer

Date: May 29, 2026

By:	/s/ Howard Katkov
Howard Katkov, Director

Date: May 29, 2026

By:	/s/ Dyne Parker
Dyne Parker, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

Date: May 29, 2026

By:	/s/ Donald Thompson
Donald Thompson, Director

Date: May 29, 2026

By:	/s/ Chris Evans
Chris Evans, Director

By:	/s/ David Evans
David Evans, Director

Date: May 29, 2026